FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.
News Release dated April 26, 2011 entitled, "CN reports Q1-2011 net income of C$668 million, or C$1.45 per diluted share”

“Excluding rail-line sale, adjusted Q1-2011 net income was C$414 million, or C$0.90 per diluted share”

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2011 net income of C$668 million,
or C$1.45 per diluted share

Excluding rail-line sale, adjusted Q1-2011 net income
was C$414 million, or C$0.90 per diluted share (1)

MONTREAL, April 26, 2011 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2011.

First-quarter 2011 highlights
•
Net income increased 31 per cent from the year-earlier quarter to C$668 million, with diluted earnings per share (EPS) rising 34 per cent to C$1.45. The results included an after-tax gain of C$254 million, or C$0.55 per diluted share, from a rail-line sale to a Toronto-area transit agency.

•	Excluding the gain on the rail-line sale, CN reported adjusted diluted EPS for the quarter of C$0.90, an increase of 12.5 per cent over adjusted diluted EPS of C$0.80 for the same period of 2010. (1)
•	Revenues for first-quarter 2011 increased six per cent to C$2,084 million, while carloadings rose three per cent and revenue ton-miles increased five per cent.
•	Operating income increased seven per cent to C$645 million.
•	CN’s operating ratio was 69.0 per cent, a 0.3-point improvement over the operating ratio of 69.3 per cent for first-quarter 2010.
•	Free cash flow for first-quarter 2011 was C$445 million, compared with C$493 million for the same period of 2010. (1)

Claude Mongeau, president and chief executive officer, said: “Despite a very challenging winter, CN produced a solid first-quarter performance thanks to further, gradual improvements in the North American and global economies and a well-executed winter operating plan. CN leveraged its continued investments in extended sidings by deploying additional distributed power-equipped locomotives. Our network initiatives, along with the benefits from supply chain collaboration, helped us maintain an efficient and fluid network.

“Looking forward, CN anticipates strong demand from most business segments for the balance of the year. We will continue to work closely with our customers so that they can maximize their market opportunities.”

Revised 2011 outlook (2)
CN’s solid first-quarter results and expectation of continued improvement in economic conditions have prompted the Company to revise its 2011 financial outlook upward, despite a stronger than anticipated Canadian dollar and higher fuel prices. CN expects double-digit diluted EPS growth of up to 15 per cent in 2011, on an adjusted basis, compared with diluted EPS of C$4.20 achieved in 2010.  In CN’s initial outlook of Jan. 25, 2011, the Company said it was aiming for double-digit earnings growth for 2011.

In addition, CN now expects free cash flow for 2011 to be in the order of C$1.2 billion, up from C$850 million announced in January of this year. (1)  CN’s revised 2011 free cash flow outlook reflects the Company’s first-quarter performance, its higher earnings forecast for the year, cash proceeds from the first-quarter Toronto rail-line sale, and a potential C$200 million additional voluntary pension contribution.

Mongeau said: “CN continues to make strides in operating efficiency, service excellence and customer engagement. Our service innovation and supply chain collaboration thrust strengthen our transportation product and position us well to attract more freight traffic from existing and prospective customers who require reliable service to compete effectively in their end markets.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s first-quarter 2011 net income would have been higher by C$9 million, or C$0.02 per diluted share. (1)

First-quarter 2011 revenues, traffic volumes and expenses
The six per cent rise in first-quarter revenues mainly resulted from higher freight volumes as a result of further improvements in North American and global economic conditions; freight rate increases; and the impact of a higher fuel surcharge resulting from year-over-year increases in applicable fuel prices and higher volumes. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for intermodal (12 per cent), grain and fertilizers (nine per cent), petroleum and chemicals (seven per cent), coal (seven per cent), forest products (four per cent), and automotive (one per cent). Metals and minerals revenues were flat.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased five per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased two per cent over the first quarter of 2010, largely because of freight rate increases and the positive impact of a higher fuel surcharge, partly offset by the negative translation impact of the stronger Canadian dollar.

Operating expenses for the first quarter increased by six per cent to C$1,439 million, mainly owing to higher fuel costs, increased purchased services and materials expense, and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on U.S.-dollar-denominated expenses and lower casualty and other expense.

(1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.
(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2011 outlook.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions

CN is revising its 2011 outlook, first issued on Jan. 25, 2011, in the news release announcing the Company’s fourth-quarter and full-year 2010 financial results.

Current 2011 outlook:
CN’s revised 2011 outlook is based on a number of economic and market assumptions. The Company forecasts that North American industrial production will increase by about 4.5 per cent in 2011. CN also expects U.S. housing starts to be about 650,000 units and U.S. motor vehicles sales to be approximately 13 million units for the year. In addition, CN is assuming a weaker 2010/2011 Canadian grain crop, partly offset by a higher carry-over stock, and a 2011/2012 Canadian grain crop that is in-line with the five-year average. With these assumptions, CN is targeting solid, mid-single-digit carload growth for 2011, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be in the range of C$1.00 to C$1.05, and that the price of crude oil (West Texas Intermediate) for the year will be in the range of US$100 to US$110 per barrel. In 2011, CN plans to invest approximately C$1.7 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. The Company will also invest in projects to support a number of productivity and growth initiatives.

Previous 2011 outlook:
CN made a number of economic and market assumptions in preparing its initial 2011 outlook. The Company had forecast that North American industrial production for the year would increase by about four per cent. CN also expected U.S. housing starts to be about 675,000 units and U.S. motor vehicles sales to be approximately 13 million units for the year. In addition, CN assumed a weaker 2010/2011 Canadian grain crop, partly offset by a higher carry-over stock. With those assumptions, CN targeted carload growth in the mid-single digit range, along with continued pricing improvement above inflation. CN assumed the Canadian-U.S. exchange rate would be around par for 2011, and that the price of crude oil (West Texas Intermediate) for the year would be in the range of US$90 to US$95 per barrel. In 2011, CN planned to invest approximately C$1.7 billion in capital programs, of which more than C$1 billion would be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company said it would invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

	Three months ended
	March 31

	2011	2010

Revenues	$2,084	$1,965

Operating expenses
Labor and fringe benefits	473	470
Purchased services and material	286	258
Fuel	327	253
Depreciation and amortization	218	205
Equipment rents	51	60
Casualty and other	84	116
Total operating expenses	1,439	1,362

Operating income	645	603

Interest expense	(86)	(92)
Other income (Note 2)	300	162
Income before income taxes	859	673

Income tax expense	(191)	(162)
Net income	$668	$511

Earnings per share (Note 8)
Basic	$1.46	$1.08
Diluted	$1.45	$1.08

Weighted-average number of shares
Basic	458.3	471.0
Diluted	461.8	474.9
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	March 31	December 31	March 31
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$593	$490	$748
Accounts receivable	770	775	781
Material and supplies	228	210	235
Deferred income taxes	50	53	88
Other	73	62	95
Total current assets	1,714	1,590	1,947

Properties	22,677	22,917	22,269
Intangible and other assets	821	699	1,166

Total assets	$25,212	$25,206	$25,382

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,341	$1,366	$1,229
Current portion of long-term debt	474	540	108
Total current liabilities	1,815	1,906	1,337

Deferred income taxes	5,201	5,152	5,145
Other liabilities and deferred credits	1,287	1,333	1,199
Long-term debt	5,451	5,531	6,189

Shareholders' equity:
Common shares	4,228	4,252	4,301
Accumulated other comprehensive loss	(1,736)	(1,709)	(980)
Retained earnings	8,966	8,741	8,191
Total shareholders' equity	11,458	11,284	11,512

Total liabilities and shareholders' equity	$25,212	$25,206	$25,382
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP ) - unaudited
(In millions)

	Three months ended
	March 31
	2011	2010

Common shares (1)
Balance, beginning of period	$4,252	$4,266
Stock options exercised and other	22	56
Share repurchase programs (Note 3)	(46)	(21)
Balance, end of period	$4,228	$4,301

Accumulated other comprehensive loss
Balance, beginning of period	$(1,709)	$(948)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(147)	(207)
Translation of US dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	140	199
Pension and other postretirement benefit plans (Note 5):
Amortization of prior service cost included in net
periodic benefit cost	-	1
Amortization of net actuarial loss included in net
periodic benefit cost (income)	2	1
Derivative instruments	(1)	-
Other comprehensive loss before income taxes	(6)	(6)
Income tax expense	(21)	(26)
Other comprehensive loss	(27)	(32)
Balance, end of period	$(1,736)	$(980)

Retained earnings
Balance, beginning of period	$8,741	$7,915
Net income	668	511
Share repurchase programs (Note 3)	(294)	(108)
Dividends	(149)	(127)
Balance, end of period	$8,966	$8,191
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2011, the Company issued 0.8 million common shares as a result of stock options exercised and repurchased 5.0 million common shares under its current share repurchase program.  At March 31, 2011, the Company had 455.2 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended
	March 31
	2011	2010

Operating activities
Net income	$668	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	218	205
Deferred income taxes	104	70
Gain on disposal of property (Note 2)	(288)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(18)	(1)
Material and supplies	(19)	(67)
Accounts payable and other	(64)	101
Other current assets	(10)	1
Other, net	(92)	(71)
Net cash provided by operating activities	499	597

Investing activities
Property additions	(220)	(134)
Disposal of property (Note 2)	299	144
Other, net	14	7
Net cash provided by investing activities	93	17

Financing activities
Repayment of long-term debt	(22)	(18)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	20	52
Repurchase of common shares (Note 3)	(340)	(129)
Dividends paid	(149)	(127)
Net cash used in financing activities	(491)	(222)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	4
Net increase in cash and cash equivalents	103	396
Cash and cash equivalents, beginning of period	490	352
Cash and cash equivalents, end of period	$593	$748

Supplemental cash flow information
Net cash receipts from customers and other	$2,105	$2,057
Net cash payments for:
Employee services, suppliers and other expenses	(1,271)	(1,228)
Interest	(87)	(91)
Personal injury and other claims	(17)	(14)
Pensions (Note 5)	(93)	(102)
Income taxes	(138)	(25)
Net cash provided by operating activities	$499	$597
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2011, December 31, 2010, and March 31, 2010, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2011 and 2010.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2010 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2010 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Disposal of property

2011 - Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2010 - Disposal of Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Note 3 - Financing activities

Revolving credit facility
As at March 31, 2011, the Company had letters of credit drawn on its US$1 billion revolving credit facility, expiring in October 2011, of $423 million ($436 million as at December 31, 2010). As at March 31, 2011, the Company had no outstanding borrowings under its revolving credit facility or commercial paper program (nil as at December 31, 2010).  The Company intends to replace the revolving credit facility with another credit agreement in the second quarter of 2011.

Share repurchase program
In January 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended March 31
In millions, except per share data	2011	2010
Number of common shares repurchased (1)	5.0	2.3
Weighted-average price per share (2)	$67.99	$56.08
Amount of repurchase	$340	$129
(1) Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers.
(2) Includes brokerage fees.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s 2010 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three months ended March 31, 2011 and 2010.

	Three months ended March 31
In millions	2011	2010

Cash settled awards
Restricted share unit plan	$29	$27
Voluntary Incentive Deferral Plan (VIDP)	11	9
	40	36
Stock option awards	2	4
Total stock-based compensation expense	$42	$40

Tax benefit recognized in income	$11	$11

Cash settled awards
Following approval by the Board of Directors in January 2011, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period. Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. As at March 31, 2011, 0.2 million RSUs remained authorized for future issuance under this plan.
The following table provides the 2011 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2010	1.3	0.7	-	1.5
Granted (Payout)	0.5	(0.7)	-	(0.1)
Outstanding at March 31, 2011	1.8	-	-	1.4

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)			VIDP (2)	Total

Year of grant	2011	2010	2009	2008

Stock-based compensation expense
recognized over requisite service period
Three months ended March 31, 2011	$3	$10	$16	$-	$11	$40
Three months ended March 31, 2010	N/A	$5	$12	$10	$9	$36

Liability outstanding
March 31, 2011	$3	$27	$62	$-	$109	$201
December 31, 2010	N/A	$17	$46	$37	$99	$199

Fair value per unit
March 31, 2011 ($)	$46.53	$64.42	$72.19	N/A	$73.15	N/A

Fair value of awards vested during the period
Three months ended March 31, 2011	$-	$-	$-	$-	$1	$1
Three months ended March 31, 2010	N/A	$-	$-	$-	$1	$1

Nonvested awards at March 31, 2011
Unrecognized compensation cost	$18	$21	$9	$-	$1	$49
Remaining recognition period (years)	2.8	1.8	0.8	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$73.15	$73.15	$73.15	N/A	$73.15	N/A
Expected stock price volatility (5)	27%	20%	16%	N/A	N/A	N/A
Expected term (years) (6)	2.8	1.8	0.8	N/A	N/A	N/A
Risk-free interest rate (7)	2.09%	1.71%	1.22%	N/A	N/A	N/A
Dividend rate ($) (8)	$1.30	$1.30	$1.30	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at March 31, 2011.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2011, the Company granted 0.6 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2011, 11.0 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2011, including conventional and performance-accelerated options, was 6.7 million and 2.0 million, respectively. As at March 31, 2011, the performance-accelerated stock options were fully vested.
The following table provides the activity of stock option awards in 2011. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on March 31, 2011 at the Company’s closing stock price of $73.15.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2010 (1)	8.9	$34.23
Granted	0.6	$68.89
Exercised	(0.8)	$24.94
Outstanding at March 31, 2011 (1)	8.7	$37.20	4.8	$312
Exercisable at March 31, 2011 (1)	6.7	$32.79	3.7	$269
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2011	2010	2009	2008	2007	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2011	$1	$-	$1	$-	$-	$2
Three months ended March 31, 2010	N/A	$2	$1	$1	$-	$4

Fair value per unit
At grant date ($)	$15.65	$13.09	$12.60	$12.44	$13.36	N/A

Fair value of awards vested during the period
Three months ended March 31, 2011	$-	$2	$4	$3	$2	$11
Three months ended March 31, 2010	N/A	$-	$4	$3	$3	$10

Nonvested awards at March 31, 2011
Unrecognized compensation cost	$8	$5	$3	$1	$-	$17
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	N/A

Assumptions
Grant price ($)	$68.89	$54.76	$42.14	$48.51	$52.79	N/A
Expected stock price volatility (2)	26%	28%	39%	27%	24%	N/A
Expected term (years) (3)	5.3	5.4	5.3	5.3	5.2	N/A
Risk-free interest rate (4)	2.53%	2.44%	1.97%	3.58%	4.12%	N/A
Dividend rate ($) (5)	$1.30	$1.08	$1.01	$0.92	$0.84	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Pensions and other postretirement benefits

For the three months ended March 31, 2011 and 2010, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit income for pensions

	Three months ended
	March 31
In millions	2011	2010
Service cost	$31	$27
Interest cost	197	208
Expected return on plan assets	(251)	(252)
Recognized net actuarial loss	2	1
Net periodic benefit (income)	$(21)	$(16)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended
	March 31
In millions	2011	2010
Service cost	$1	$1
Interest cost	4	3
Amortization of prior service cost	-	1
Net periodic benefit cost	$5	$5

The Company continuously monitors the various economic elements which affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. For 2011, the Company currently expects to make contributions of approximately $115 million for all its pension plans, including its defined contribution plans, of which $93 million was disbursed as at March 31, 2011.
Additional information relating to the plans is provided in Note 12 – Pensions and other postretirement benefits, to the Company’s 2010 Annual Consolidated Financial Statements.

Note 6 - Major commitments and contingencies

A. Commitments
As at March 31, 2011, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $675 million ($740 million as at December 31, 2010). The Company has remaining commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company to spend, over the next few years, $165 million for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program that addresses municipalities' concerns. In addition, implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are expected to be $200 million. The Company also has agreements with fuel suppliers to purchase approximately 70% of its estimated 2011 volume, 42% of its anticipated 2012 volume, 27% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2011, the Company had aggregate reserves for personal injury and other claims of $340 million, of which $82 million was recorded as a current liability ($346 million as at December 31, 2010, of which $83 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2011, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at March 31, 2011, the Company had aggregate accruals for environmental costs of $147 million, of which $35 million was recorded as a current liability ($150 million as at December 31, 2010, of which $34 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2011 will be paid out over the next five years. However, some costs may be paid out over a longer period. The Company expects to partly recover certain accrued remediation costs associated with alleged contamination and has recorded a receivable in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2011 and 2022, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2011, the maximum exposure in respect of these guarantees was $150 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2011, the maximum potential liability under these guarantees was $484 million, of which $424 million was for workers’ compensation and other employee benefits and $60 million was for equipment under leases and other. Of the $484 million of letters of credit and surety and other bonds, $423 million was drawn on the Company’s US$1 billion revolving credit facility. During 2011, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2011, the Company had not recorded any liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2011 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 7 – Financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the book value of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at March 31, 2011 and December 31, 2010 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	March 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$111	$25	$114
Financial liabilities
Long-term debt (including current portion)	$5,925	$6,678	$6,071	$6,937

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended
	March 31
In millions, except per share data	2011	2010

Net income	$668	$511

Weighted-average shares outstanding	458.3	471.0
Effect of stock options	3.5	3.9
Weighted-average diluted shares outstanding	461.8	474.9

Basic earnings per share	$1.46	$1.08
Diluted earnings per share	$1.45	$1.08

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options, would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact was 0.1 million for the three months ended March 31, 2011 and  0.1 million for the corresponding period in 2010.

Note 9 – Comparative figures

Certain of the 2010 comparative figures have been restated to conform with the 2011 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP) - unaudited

	Three months ended
	March 31
	2011	2010

Statistical operating data

Rail freight revenues ($ millions)	1,904	1,788
Gross ton miles (GTM) (millions)	86,667	83,990
Revenue ton miles (RTM) (millions)	46,153	44,080
Carloads (thousands)	1,146	1,108
Route miles (includes Canada and the U.S.)	20,434	20,910
Employees (end of period)	22,525	21,747
Employees (average for the period)	22,304	21,481

Productivity

Operating ratio (%)	69.0	69.3
Rail freight revenue per RTM (cents)	4.13	4.06
Rail freight revenue per carload ($)	1,661	1,614
Operating expenses per GTM (cents)	1.66	1.62
Labor and fringe benefits expense per GTM (cents)	0.55	0.56
GTMs per average number of employees (thousands)	3,886	3,910
Diesel fuel consumed (US gallons in millions)	92.9	91.1
Average fuel price ($/US gallon)	3.20	2.56
GTMs per US gallon of fuel consumed	933	922

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.44	1.67
Accident rate per million train miles (2)	2.28	1.88

Financial ratio

Debt-to-total capitalization ratio (% at end of period)	34.1	35.4
(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2010 comparative figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended March 31
	2011	2010	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues (millions of dollars)
Petroleum and chemicals	342	321	7%	10%
Metals and minerals	209	210	-	3%
Forest products	299	288	4%	8%
Coal	141	132	7%	10%
Grain and fertilizers	406	372	9%	12%
Intermodal	392	351	12%	13%
Automotive	115	114	1%	5%
Total rail freight revenues	1,904	1,788	6%	10%
Other revenues	180	177	2%	4%
Total revenues	2,084	1,965	6%	9%

Revenue ton miles (millions)
Petroleum and chemicals	8,229	7,864	5%	5%
Metals and minerals	3,957	3,904	1%	1%
Forest products	7,131	7,176	(1%)	(1%)
Coal	4,619	4,326	7%	7%
Grain and fertilizers	12,959	12,114	7%	7%
Intermodal	8,618	8,065	7%	7%
Automotive	640	631	1%	1%
	46,153	44,080	5%	5%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.13	4.06	2%	4%
Commodity groups:
Petroleum and chemicals	4.16	4.08	2%	5%
Metals and minerals	5.28	5.38	(2%)	2%
Forest products	4.19	4.01	4%	8%
Coal	3.05	3.05	-	3%
Grain and fertilizers	3.13	3.07	2%	5%
Intermodal	4.55	4.35	5%	6%
Automotive	17.97	18.07	(1%)	4%

Carloads (thousands)
Petroleum and chemicals	140	134	4%	4%
Metals and minerals	215	240	(10%)	(10%)
Forest products	108	103	5%	5%
Coal	119	110	8%	8%
Grain and fertilizers	160	146	10%	10%
Intermodal	352	326	8%	8%
Automotive	52	49	6%	6%
	1,146	1,108	3%	3%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,661	1,614	3%	6%
Commodity groups:
Petroleum and chemicals	2,443	2,396	2%	6%
Metals and minerals	972	875	11%	15%
Forest products	2,769	2,796	(1%)	3%
Coal	1,185	1,200	(1%)	2%
Grain and fertilizers	2,538	2,548	-	2%
Intermodal	1,114	1,077	3%	4%
Automotive	2,212	2,327	(5%)	(1%)
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three months ended March 31, 2011, the Company reported adjusted net income of $414 million, or $0.90 per diluted share. The adjusted figures exclude the gain on disposal of a segment of the Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per diluted share). For the three months ended March 31, 2010, the Company reported adjusted net income of $380 million, or $0.80 per diluted share. The adjusted figures exclude the gain on disposal of the Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2011 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2011 and 2010, to the adjusted performance measures presented herein.

	Three months ended			Three months ended
	March 31, 2011			March 31, 2010

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,084	$-	$2,084	$1,965	$-	$1,965
Operating expenses	1,439	-	1,439	1,362	-	1,362
Operating income	645	-	645	603	-	603
Interest expense	(86)	-	(86)	(92)	-	(92)
Other income	300	(288)	12	162	(152)	10
Income before income taxes	859	(288)	571	673	(152)	521
Income tax expense	(191)	34	(157)	(162)	21	(141)
Net income	$668	$(254)	$414	$511	$(131)	$380
Operating ratio	69.0%		69.0%	69.3%		69.3%
Basic earnings per share	$1.46	$(0.55)	$0.91	$1.08	$(0.28)	$0.80
Diluted earnings per share	$1.45	$(0.55)	$0.90	$1.08	$(0.28)	$0.80

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the three months ended March 31, 2011 and 2010 was 0.99 and 1.04, respectively.
On a constant currency basis, the Company’s first quarter 2011 net income would have been higher by $9 million, or $0.02 per diluted share. The following table presents a reconciliation of 2011 net income as reported to net income on a constant currency basis:

Three months ended
In millions	March 31, 2011

Net income, as reported	$668
Add back:
Negative impact due to the strengthening Canadian dollar included in net income	9
Add:
Increase due to the strengthening Canadian dollar on additional year-over-year US$ net income	-
Impact of foreign exchange using constant currency rates	9
Net income, on a constant currency basis	$677

Free cash flow

The Company generated $445 million of free cash flow for the three months ended March 31, 2011 compared to $493 million for the same period in 2010. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations and net cash provided by investing activities, adjusted for the impact of major acquisitions, if any, and the payment of dividends, calculated as follows:

	Three months ended
	March 31
In millions	2011	2010

Net cash provided by operating activities	$499	$597
Net cash provided by investing activities	93	17
Net cash provided before financing activities	592	614

Adjustments:
Change in accounts receivable securitization	-	2
Dividends paid	(149)	(127)
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	2	4
Free cash flow	$445	$493

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 26, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel